UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	August 2006
Commission File Number:	000-49917
Attachments:	News Release dated August 9, 2006

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Nevada Geothermal Power Announces 20-Year Power Purchase Agreement for up to 35 MW of Geothermal Power with Nevada Power Company

VANCOUVER, B.C. (August 9th, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that it has signed a 20-year Power Purchase Agreement (PPA) with Nevada Power Company, a subsidiary of Sierra Pacific Resources, for up to 35 MW of geothermal power to be produced from a new geothermal power plant to be built at NGP’s Blue Mountain geothermal site, in northern Nevada.  The power will be used by the utility to serve its customers in Nevada.

The PPA is subject to the approval of the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission.  The Blue Mountain project is projected to come on line in 2009.  Contract provisions are in place which takes into account the Production Tax Credit.

The initial power plant at Blue  Mountain, to be named the “Faulkner 1 Power Plant”, will be a state-of-the-art, zero-emission, water-cooled, binary geothermal plant with >150°C (300°F) thermal water supplied by seven production wells. Geothermal water will be reinjected to maintain reservoir pressure and productivity. Further development drilling and reservoir testing is underway.

“Fuel diversity is important to our customers, not only to meet the state’s goals for renewable energy standards, but to help stabilize energy prices during times of volatile energy markets. Geothermal power has an impressive track record of being clean and reliable and is becoming competitively priced with conventional power generation,” said Tom Fair, Executive, Renewable Energy for Sierra Pacific Resources.

Brian Fairbank, President and CEO of Nevada Geothermal Power Inc. stated, “The signing of this PPA for an initial geothermal power plant at our Blue Mountain project is a significant step for Nevada Geothermal.  NGP’s energy will benefit Nevada with much-needed renewable resources and help Sierra Pacific in achieving the state’s renewable energy goals.  We expect there will be additional MW capacity at Blue Mountain for future development and we are also exploring the growth potential of our three other geothermal sites in Nevada and Oregon.”

About Sierra Pacific Resources:

Headquartered in Nevada, Sierra Pacific Resources is a holding company whose principal subsidiaries are Nevada Power Company, the electric utility for most of southern Nevada, and Sierra Pacific Power Company, the electric utility for most of northern Nevada and the Lake Tahoe area of California.  Sierra Pacific Power Company also distributes natural gas in the Reno-Sparks area of northern Nevada.  Other subsidiaries include the Tuscarora Gas Pipeline Company, which owns 50 percent interest in an interstate natural gas transmission partnership.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.